Exhibit 99.1

ParaZero Signs Strategic Distribution Agreement, Significantly Expanding Reach into Western European NATO Defense Markets

Kfar Saba, Israel, Dec. 05, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the signing of a distribution agreement with a leading Western European Distributor (the “Distributor”) specializing in advanced defense systems and force training solutions.

This strategic partnership grants the Distributor exclusive rights to distribute ParaZero’s cutting-edge DefendAir counter-unmanned aerial systems (C-UAS) across multiple Western European countries.

The Distributor is a well-established player with extensive experience in distribution, integrating advanced defense systems, and providing specialized training for NATO forces. The Distributor’s deep operational knowledge and its network of branches throughout Western European NATO countries position it as an ideal partner for ParaZero.

By partnering with the Distributor, ParaZero gains a key foothold in NATO-aligned markets, enabling faster deployment of its patented, cost-effective C-UAS technologies to protect critical infrastructure, urban environments, and military operations from unauthorized drone incursions.

“We believe that this distribution agreement represents a pivotal step in scaling our DefendAir solutions across Europe’s defense landscape,” said Ariel Alon, CEO of ParaZero. “The Distributor’s proven track record in advanced systems distribution and NATO tender participation will empower us to potentially serve more customers with reliable, on-the-ground support, which may drive revenue growth while also enhancing regional security against evolving aerial threats.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses scaling its DefendAir solutions across Europe’s defense landscape and how the Distributor’s proven track record in advanced systems distribution and NATO tender participation will empower ParaZero to potentially serve more customers with reliable, on-the-ground support, which may drive revenue growth while also enhancing regional security against evolving aerial threats. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com